SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                              (Amendment No. ___)*

Sunshine Mining and Refining Company
(Name of Issuer)

Common Stock
(Title of Class of Securities)

867833-60-0
(CUSIP Number)

Lawrence D. Hui, Esq. Kleinberg, Kaplan, Wolff & Cohen, P.C. 551 Fifth Avenue, New York, New York 10176 Tel: (212) 986-6000 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 5, 2001
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [x].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  Elliott Associates, L.P.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)[x]
         (b)[ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
                  OO

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.       SOLE VOTING POWER
                  12,763,624

8        SHARED VOTING POWER
                  0

9.       SOLE DISPOSITIVE POWER
                  12,763,624

10.      SHARED DISPOSITIVE POWER
                  0

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  12,763,624

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*   [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  25.5%

14.      TYPE OF REPORTING PERSON*
                  PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  Elliott International, L.P.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)[x]
         (b)[ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
                  OO

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  Cayman Islands, British West Indies

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.       SOLE VOTING POWER
                  0

8        SHARED VOTING POWER
                  12,726,373

9.       SOLE DISPOSITIVE POWER
                  0

10.      SHARED DISPOSITIVE POWER
                  12,726,373

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  12,726,373

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*   [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  25.5%

14.      TYPE OF REPORTING PERSON*
                  PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  Elliott International Capital Advisors Inc.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)[x]
         (b)[ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
                  OO

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.       SOLE VOTING POWER
                  0

8        SHARED VOTING POWER
                  12,726,373

9.       SOLE DISPOSITIVE POWER
                  0

10.      SHARED DISPOSITIVE POWER
                  12,726,373

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  12,726,373

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*   [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  25.5%

14.      TYPE OF REPORTING PERSON*
                  CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.  Security and Issuer.

This statement relates to the common stock (the "Common Stock") of Sunshine Mining and Refining Company (the "Issuer"). The Issuer's principal executive office is located at 5956 Sherry Lane, Suite 1621, Dallas, Texas 75225.

ITEM 2.  Identity and Background.

(a)-(c) This statement is being filed by Elliott Associates, L.P., a Delaware limited partnership, and its wholly-owned subsidiaries (collectively, "Elliott"), Elliott International, L.P. (f/k/a Westgate International, L.P.), a Cayman Islands limited partnership ("Elliott International"), and Elliott International Capital Advisors Inc., a Delaware corporation ("EICA" and collectively with Elliott and Elliott International, the "Reporting Persons"). Paul E. Singer ("Singer") and Elliott Capital Advisors, L.P., a Delaware limited partnership ("Capital Advisors"), which is controlled by Singer, are the general partners of Elliott. Hambledon, Inc., a Cayman Islands corporation ("Hambledon"), which is also controlled by Singer, is the sole general partner of Elliott International. EICA is the investment manager for Elliott International. EICA expressly disclaims equitable ownership of and pecuniary interest in any shares of Common Stock.

         The business address of each of Elliott, EICA, Singer and Capital Advisors is 712 Fifth Avenue, 36th Floor, New York, New York 10019. The business address of each of Elliott International and Hambledon is c/o HSBC Financial Services (Cayman) Limited, P.O. Box 1109, Mary Street, Grand Cayman, Cayman Islands.

         The principal business of each of Elliott and Elliott International is to purchase, sell, trade and invest in securities. The principal business of EICA is the furnishing of investment advisory services to Elliott International. The principal business of Mr. Singer is serving as general partner of Elliott and Capital Advisors and as president of EICA.

         (d) and (e) During the last five years, none of the persons or entities listed above has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)      Mr. Singer is a citizen of the United States of America.

ITEM 3.  Source and Amount of Funds or Other
                  Consideration.

     The shares of the Issuer's Common Stock beneficially owned by Elliott were issued to Elliott in exchange for (i) $8,697,000 principal amount of the Issuer's 8% Senior Exchangeable Notes due August 25, 2000 (the "Notes"), plus accrued interest thereon as of August 22, 2000, (ii) $344,648 principal amount of the Issuer's 5% Convertible Notes due January 28, 2001, and (iii) the obligations of the Issuer's subsidiaries Sunshine Argentina, Inc. and Sunshine Exploration, Inc. to purchase the Notes pursuant to a Put Agreement with Elliott Associates, L.P., in each case pursuant to the Joint Chapter 11 Plan of Reorganization (the "Plan") dated as of August 22, 2000 of the Issuer, Sunshine Argentina, Inc., Sunshine Precious Metals, Inc. and Sunshine Exploration, Inc.

     The shares of the Issuer's Common Stock beneficially owned by Elliott International were issued to Elliott International in exchange for (i) $8,698,000 principal amount of the Notes, plus accrued interest thereon as of August 22, 2000 and (ii) the obligations of the Issuer's subsidiaries Sunshine Argentina, Inc. and Sunshine Exploration, Inc. to purchase the Notes pursuant to a Put Agreement with Elliott International, in each case pursuant to the Plan.

ITEM 4.  Purpose of Transaction.

     Each of Elliott and Elliott International acquired the shares of Common Stock beneficially owned by it in order to effect the reorganization of the Issuer pursuant to the Plan.

     In connection therewith, Elliott International and The Liverpool Limited Partnership ("Liverpool"), a wholly-owned subsidiary of Elliott, entered into a Stockholders Agreement dated as of February 5, 2001 (the "Stockholders Agreement"), with Stonehill Institutional Partners, L.P. and Stonehill Offshore Partners Limited (together, the "Stonehill Entities"). Pursuant to the Plan and the Stockholders Agreement, the Reporting Persons and the Stonehill Entities are each permitted to designate two members of the Issuer's five member board of directors, and each of the Reporting Persons and the Stonehill Entities have agreed to vote for the other's nominees and for a designee of the Issuer's management to serve as the fifth member of the Issuer's board of directors. The Stockholder's Agreement terminates if either the Stonehill Entities or the Reporting Persons own less than 10% of the outstanding shares of Common Stock.

     In addition, the Reporting Persons have been and will be discussing with each other and with the Issuer various matters relating to the Issuer, including the pursuit of strategic alternatives for the Issuer such as financings, joint venture arrangements, assets sales and merger possibilities.

         Except as set forth herein, none of the Reporting Persons has any plans or proposals which relate to or would result in any of the actions set forth in subparagraphs (a) through (j) of Item 4.

ITEM 5.  Interest in Securities of the Issuer.

     (a)  Elliott   beneficially   owns   12,763,624   shares  of  Common  Stock
constituting 25.5% of all of the outstanding shares of Common Stock.

     Together, Elliott International and EICA beneficially own 12,726,373 shares of Common Stock constituting 25.5% of all of the outstanding shares of Common Stock.

     The Reporting Persons beneficially own an aggregate of 25,489,997 shares of Common Stock representing 51.0% of all of the outstanding shares of Common Stock.

     Together, the Reporting Persons and the Stonehill Entities beneficially own 44,995,000 shares of Common Stock constituting 90.0% of all of the outstanding shares of Common Stock.

     (b) Subject in each case to the terms of the Stockholders Agreement, Elliott has the sole power to vote and the sole power to dispose of the shares of Common Stock beneficially owned by it, and Elliott International and EICA have shared power to vote and shared power to dispose of the shares of Common Stock beneficially owned by each of them.

     (c) None of the Reporting Persons has engaged in any transactions in the Common Stock during the past 60 days except for the receipt of shares of Common Stock pursuant to the Plan.

     (d) Not applicable.

     (e) Not applicable.



ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         See the description of the Stockholders Agreement in Item 4 above.

         In addition, Elliott International, Liverpool and the Stonehill Entities are parties to a Call Option Agreement dated as of February 5, 2001 with Sunshine International Mining, Inc. and Sunshine Argentina, Inc., pursuant to which the Stonehill Entities have an option to acquire up to 43.4%, and Elliott International and Liverpool have an option to acquire up to 56.6%, of the shares of Sunshine Argentina, Inc. for an aggregate purchase price of $1,000,000 under certain circumstances, including (1) if the Common Stock does not trade on the New York Stock Exchange, the American Stock Exchange, the Nasdaq National Market System, the Nasdaq Small-Cap Market or the Nasdaq OTC Bulletin Board, (2) if the Issuer's market capitalization is less than $15 million for 15 consecutive calendar days (and does not subsequently go above $15 million for at least 30 calendar days), or (3) upon the bankruptcy of the Issuer or a subsidiary. These options expire in 10 years or if the Issuer has a market capitalization of more than $150 million for at least 60 consecutive calendar days (and the shares of Common Stock owned by Elliott International, Liverpool and the Stonehill Entities are registered and freely tradable during such 60-day period). The number of shares of Common Stock subject to each option reduces proportionately if and to the extent that the Stonehill Entities or the Reporting Persons sell more than 50% of their shares of Common Stock. Sunshine Argentina, Inc. owns the Pirquitas silver mine in Jujuy, Argentina.

         Furthermore, pursuant to a Registration Rights Agreement dated as of February 5, 2001 among the Stonehill Entities, Elliott International, Liverpool and the Issuer, the Issuer is required to register the shares of Common Stock held by the Stonehill Entities and the Reporting Persons under the Securities Act of 1933.

         In addition, Highwood Partners, L.P. (an affiliate of Elliott) and Stonehill Capital Management, LLC (an affiliate of the Stonehill Entities) are lenders to the Issuer pursuant to an Exit Financing Facility which bears interest at a fixed rate of 15% per annum in the maximum principal amount of $5,000,000. The facility is secured by substantially all of the assets of the Issuer and its subsidiaries, including the Pirquitas Mine.

ITEM 7.  Material to be Filed as Exhibits.

         Exhibit A - Joint Filing Agreement

         Stockholders Agreement dated as of February 5, 2001 (incorporated herein by reference to the Schedule 13D filed by the Stonehill Entities on February 15, 2001).

         Form  of  Call   Option   Agreement   dated  as  of  February  5,  2001
(incorporated herein by reference to the Schedule 13D filed by the Stonehill Entities on February 15, 2001).

         Form of Registration Rights Agreement dated as of February 5, 2001 (incorporated herein by reference to the Schedule 13D filed by the Stonehill Entities on February 15, 2001).

                                   SIGNATURES

         After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this statement is true, complete and correct.

Dated:  February 21, 2001

         ELLIOTT ASSOCIATES, L.P.
         By: Elliott Capital Advisors, L.P., as general partner
                  By: Braxton Associates, Inc., as general partner


                           By: /s/ Elliot Greenberg
                                    Elliot Greenberg
                                    Vice President


         ELLIOTT INTERNATIONAL, L.P.
         By: Elliott International Capital Advisors Inc., as
                  Attorney-in-Fact


                  By: /s/ Elliot Greenberg
                           Elliot Greenberg
                           Vice President


         ELLIOTT INTERNATIONAL CAPITAL ADVISORS INC.


         By: /s/ Elliot Greenberg
                  Elliot Greenberg
                  Vice President

                                    EXHIBIT A

                             JOINT FILING AGREEMENT

         The undersigned hereby agree that the statement on Schedule 13D with respect to the common stock of Sunshine Mining and Refining Company dated February 21, 2001 is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended.

Dated:  February 21, 2001

         ELLIOTT ASSOCIATES, L.P.
         By: Elliott Capital Advisors, L.P., as general partner
                  By: Braxton Associates, Inc., as general partner


                           By: /s/ Elliot Greenberg
                                    Elliot Greenberg
                                    Vice President


         ELLIOTT INTERNATIONAL, L.P.
         By: Elliott International Capital Advisors Inc., as
                  Attorney-in-Fact


                  By: /s/ Elliot Greenberg
                           Elliot Greenberg
                           Vice President


         ELLIOTT INTERNATIONAL CAPITAL ADVISORS INC.


         By: /s/ Elliot Greenberg
                  Elliot Greenberg
                  Vice President